Exhibit 99.1

Alpha Tau to Present at the J.P. Morgan 2026 Healthcare Conference

- The overview presentation will review some of the Company’s recent achievements as well as the outlook for upcoming data milestones -

JERUSALEM, December 18th, 2025 -- Alpha Tau Medical Ltd. ("Alpha Tau", or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced that CEO Uzi Sofer and CFO Raphi Levy will present a corporate overview and update at the J.P. Morgan 2026 Healthcare Conference on Thursday, January 15, 2026 at 11:15am PT / 2:15pm ET, in San Francisco, CA, and will host institutional investor meetings at the event.

Event:	J.P. Morgan 2026 Healthcare Conference
Format:	Presentation and 1-on-1 Meetings
Date:	January 15, 2026
Time:	11:15AM PT – 11:55AM PT
Location:	Westin St. Francis, San Francisco, CA

Webcast: Link will be posted on the “Events & Presentations” page in the Investor Relations section on the Company’s website at https://www.alphatau.com/events

Please reach out to your J.P. Morgan representative to schedule 1-on-1 meetings with Mr. Sofer and Mr. Levy.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT ®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Investor Relations Contact:
IR@alphatau.com